Filed by NewHold Investment Corp.

Pursuant to Rule 425 under the Securities Act of 1933 and

Rule 14a-12 under the Securities Exchange Act of 1934

Commission File No. 001-39417

Subject Company: Evolv Technologies, Inc.

Evolv Technology, the Leader in AI

Touchless Security Screening, to Become

Publicly Traded Company

Hassle-free detection of bombs, guns and knives at walking speed improves and secures public life

Think about sending your child on a school field trip to an Aquarium (the Georgia Aquarium if you live in Atlanta!) without passing through intimidating metal detectors, confident they will be safe, knowing that no one around them had a weapon. That is part of an estimated $20 billion market opportunity ahead of Evolv Technology and why we’re thrilled about its announcement today that it plans to go public on NASDAQ through a business combination with NewHold Investment Corp. at an implied pro forma enterprise value of approximately $1.25 billion. The combined company is expected to have approximately $470 million in gross proceeds, assuming no redemptions, at close and current stockholders, of which DCVC is one, will own over 70 percent of the pro forma equity of the combined company.

Evolv’s free flow technology is used today to protect visitors and employees at iconic venues and companies such as the Lincoln Center, Six Flags, L.L.Bean and Wynn Las Vegas to name just a few of its 100s of customers.

Evolv is a mission-built company. Every employee goes to work each morning to keep people safe. Within three weeks of installing Evolv’s technology, a major U.S. landmark detected – and stopped – an average of 2.3 knives and 1.1 guns at the door per day. A historic mansion and museum stopped visitors trying to conceal over 1200 guns in its first year of using Evolv. The Evolv team sees the impact of their work every day.

Evolv Technology eliminates those long lines and invasive – and frequently inadequate—searches common at public venues using an array of sensors and AI to quickly differentiate between personal items and weapons, even when people walk through in groups. It can discriminate between a small handgun and an iPhone without having to remove anything from your pockets, take off heavy coats or surrender you backpack or bags for screening. The system is comprehensive and fast: a single two-lane system scans more than 3,000 people per hour. Evolv dramatically reduces costs by as much as 70% and speeds up the entire security screening process while making the overall experience more pleasant, a rarity in a society where mass gun violence increased nearly 50% from 2019 to 2020.

After a year of quarantines and social isolation, we all yearn for a return to normal life: meeting up with friends for a baseball game, going to see a concert, or even a sunburned, exhausting day at a favorite theme park with the kids. That return to normal life shouldn’t come with long lines, metal detectors and a general feeling that we’ve traded one threat – the virus that plagued society for more than a year – with the more imminent danger of mass violence. Evolv’s founders, Mike Ellenbogen and Anil Chitkara, dealt with personal tragedies on 9/11 and close calls at the Boston Marathon in 2013. For them, keeping people safe so they can enjoy public spaces without feeling imprisoned by intimidating security apparatus is a personal mission.

“As Chairman of our Board, Alan is a trusted confidant and valuable partner in building Evolv’s business to ensure we create a valuable and enduring company,” said Peter George, CEO, Evolv Technology. “DCVC is totally engaged in our business and mission and its confidence in our business helped bring us to this milestone today.”

Evolv has a mission throughout the DNA of the company of keeping people safe – from weapons, explosives and even illness. In addition to Peter, we are fortunate to have worked so closely with founders Mike and Anil, and the Evolv team as the company has grown since our first investment in 2016. We’re also pleased to see Deep Tech companies with lofty visions like Evolv beginning to get the recognition that is so often focused on companies with easier to understand business models and less ambitious goals.

Like AbCellera, Rocket Lab, Lucira Health and Desktop Metal before it, we’re excited to see another Deep Tech company get more capital to continue tackling hard problems that improve the world around us. We believe the Deep Tech foundation on which these fundamentally different companies were built is crucial to their success, enabling them to do things others can’t or won’t, and to do them faster, for less capital, with better economics for the constituencies they serve.

Evolv is the fifth DCVC company to seek the public markets in the past three months and the second in the last week. These Deep Tech companies have a substantive impact on our society, whether it is keeping people safe like Evolv, opening up space for essential discoveries on our planet, discovering new drugs to treat diseases or creating better and more planet-friendly materials and beyond. Tackling challenges across every industry that many have long thought unsolvable is an enormous challenge in itself, and that’s why we’re so committed to supporting these companies and so invested in their success.

Congratulations to the Evolv team on this great milestone – we’re so proud to be a partner in your journey and excited to see what the future holds!

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between NewHold Investment Corp. (“NewHold”) and Evolv Technologies, Inc. (“Evolv”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of NewHold’s securities, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Agreement and Plan of Merger, dated as of March 5, 2021 (the “Merger Agreement”), by and among NewHold, Evolv and NHIC Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of NewHold, by the stockholders of NewHold, the satisfaction of the minimum trust account amount following redemptions by NewHold’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Evolv Aviation’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Evolv and potential difficulties in Evolv employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Evolv or against NewHold related to the Merger Agreement or the transaction, (x) the ability to maintain the listing of NewHold’s securities on a national securities exchange, (xi) the price of NewHold’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which NewHold plans to operate or Evolv operates, variations in operating performance across competitors, changes in laws and regulations affecting NewHold’s or Evolv’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in Evolv’s highly competitive industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of NewHold’s registration on Form S-1 (File No. 333-239822), the registration statement on Form S-4 discussed above and other documents filed by NewHold from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and except as required by law NewHold and Evolv assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither NewHold nor Evolv gives any assurance that either NewHold or Evolv or the combined company will achieve its expectations.

Any financial projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond NewHold’s and Evolv’s control. While all projections are necessarily speculative, NewHold and Evolv believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this communication should not be regarded as an indication that NewHold and Evolv, or their representatives, considered or consider the projections to be a reliable prediction of future events.

Important Information for Investors and Stockholders

This document relates to a proposed transaction between NewHold and Evolv. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. NewHold intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of NewHold, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all NewHold stockholders. NewHold also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of NewHold are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by NewHold through the website maintained by the SEC at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge from NewHold upon written request to NewHold Investment Corp., c/o NewHold Enterprises, LLC, 52 Vanderbilt Avenue, Suite 2005, New York, New York 10017, Attn: Charlie Baynes-Reid, or by calling (212) 653-0153, or by email at info@newholdllc.com.

Participants in the Solicitation

NewHold and Evolv and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from NewHold’s stockholders in connection with the proposed transaction. A list of the names of the directors and executive officers of NewHold and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

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